UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

					FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15[D] OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended: September 30, 1996

                                OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For transition period from __________ to ___________

      Commission file number 0-20244

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      DATA RESEARCH ASSOCIATES, INC. 401[K] PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    DATA RESEARCH ASSOCIATES, INC.
                        1276 North Warson Rd.
                      St. Louis, Missouri 63132



                           REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended September 30, 1996 are presented on pages 3 through 18.


Exhibits:                                                    PAGE

1.   Consent of Ernst & Young LLP, independent auditors       20
























                             Financial Statements
                          and Supplemental Schedules


                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan


                     Years ended September 30, 1996 and 1995
                       with Report of Independent Auditors







                         Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                             Financial Statements
                          and Supplemental Schedules




                    Years ended September 30, 1996 and 1995






                                    Contents

Report of Independent Auditors...............................................1

Financial Statements

Statement of Net Assets Available for Plan Benefits -- 1996..................2
Statement of Net Assets Available for Plan Benefits -- 1995..................3
Statement of Changes in Net Assets Available for Plan Benefits -- 1996.......4
Statement of Changes in Net Assets Available for Plan Benefits -- 1995.......5
Notes to Financial Statements................................................6


Supplemental Schedules

Assets Held for Investment..................................................10
Transactions or Series of Transactions in Excess of 5% of the
  Current Value of Plan Assets..............................................13








                           Report of Independent Auditors



Plan Administrator
Data Research Associates, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Data Research Associates, Inc. 401(k) Profit Sharing Plan as of September 30, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of September 30, 1996, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


December 6, 1996


Page 1


                                               Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                                     Statement of Net Assets Available for Plan Benefits

                                                    September 30, 1996


                                                      Large     Small
                              Guaranteed             Capital   Capital    Basic   International
                                Income    Balanced   Growth    Growth     Value      Equity      DRA Stock
                                 Fund       Fund      Fund      Fund      Fund        Fund         Fund      Loans     Total
                              ------------------------------------------------------------------------------------------------
Assets
Investments at fair value:
  Money market funds           $  3,392   $ 29,670  $ 45,067  $  5,002  $  3,163    $  3,154      $ 2,544   $    -  $   91,992
  U.S. treasury notes                 -    131,510         -         -         -           -            -        -     131,510
  Corporate bonds                     -     51,698         -         -         -           -            -        -      51,698
  Mutual funds                  244,661          -         -   236,779   135,771     128,289            -        -     745,500
  Common stock                        -    529,839   832,472         -         -           -       42,495        -   1,404,806
  Participant loans                   -          -         -         -         -           -            -    9,305       9,305
------------------------------------------------------------------------------------------------------------------------------
                                248,053    742,717   877,539   241,781   138,934     131,443       45,039        -   2,434,811

Receivables:
  Employer's contribution        15,303     35,037    21,363    11,912     8,970       7,979        2,389        -     102,953
  Participants' contribution      2,199      3,969     3,961     3,164     1,748       1,864          643        -      17,548
  Interfund receivables/
    payables                     14,735       (793)   (6,590)   (4,871)   (2,609)        128            -        -           -
------------------------------------------------------------------------------------------------------------------------------
                                 32,237     38,213    18,734    10,205     8,109       9,971        3,032        -     120,501
------------------------------------------------------------------------------------------------------------------------------
Net assets available for plan
  benefits                     $280,290   $780,930  $896,273  $251,986  $147,043    $141,414      $48,071   $9,305  $2,555,312
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

Page 2



                                              Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                                      Statement Net Assets Available for Plan Benefits

                                                       September 30, 1995


                                                      Large     Small
                              Guaranteed             Capital   Capital    Basic   International
                                Income    Balanced   Growth    Growth     Value      Equity      DRA Stock
                                 Fund       Fund      Fund      Fund      Fund        Fund         Fund      Loans     Total
                              ------------------------------------------------------------------------------------------------
Assets
Investments at fair value:
  Money market funds           $ 21,481   $ 27,064  $ 71,605  $  8,894  $     27    $     16      $ 1,347   $    -  $  130,434
  U.S. treasury notes                 -     66,952         -         -         -           -            -        -      66,952
  Corporate bonds                     -     77,748         -         -         -           -            -        -      77,748
  Mutual funds                  175,158          -         -   117,422    90,760      64,709            -        -     448,049
  Common stock                        -    433,823   635,612         -         -           -       10,817        -   1,080,252
  Participant loans                   -          -         -         -         -           -            -    8,286       8,286
------------------------------------------------------------------------------------------------------------------------------
                                196,639    605,587   707,217   126,316    90,787      64,725       12,164        -   1,811,721

Receivables
  Employer's contribution        23,374     31,803    20,223    13,961    12,749      12,303        1,665        -     116,078
  Participants' contribution      1,629      2,357     2,405     1,085       624         776           87        -       8,963
  Interfund receivables/
    payables                    (22,197)       386    17,706     2,527       475       1,168          (65)       -           -
------------------------------------------------------------------------------------------------------------------------------
                                  2,806     34,546    40,334    17,573    13,848      14,247        1,687        -     125,041
------------------------------------------------------------------------------------------------------------------------------
Net assets available for plan
  benefits                     $199,445   $640,133  $747,551  $143,889  $104,635    $ 78,972      $13,851   $8,286  $1,936,762
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


See accompanying notes.


Page 3

                                               Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                               Statement of Changes in Net Assets Available for Plan Benefits

                                                Year ended September 30, 1996


                                                      Large     Small
                              Guaranteed             Capital   Capital    Basic   International
                                Income    Balanced   Growth    Growth     Value      Equity      DRA Stock
                                 Fund       Fund      Fund      Fund      Fund        Fund         Fund      Loans     Total
                              ------------------------------------------------------------------------------------------------
Additions:
  Investment Income            $ 12,426   $ 21,463  $ 11,468  $    323  $  2,536    $    205      $   149   $  615  $   49,185
  Contributions:
    Participants                 56 248    104,482   103,880    63,647    39,825      38,122       10,236        -     416,440
    Employer                     15,821     37,622    26,563    15,245    11,082      10,433        2,804        -     119,570
------------------------------------------------------------------------------------------------------------------------------
                                 72,069    142,104   130,443    78,892    50,907      48,555       13,040        -     536,010
------------------------------------------------------------------------------------------------------------------------------
                                 84,495    163,567   141,911    79,215    53,443      48,760       13,189      615     585,195

Deductions:
  Benefits paid to participants   8,675     91,975   151,836    17,714     9,245       5,211        2,408        -     287,064

Net appreciation (depreciation)
  in fair value of investments        -     86,611   182,662    28,501    10,727       6,683        5,235        -     320,419
Interfund transfers               5,025    (17,406)  (24,015)   18,095   (12,517)     12,210       18,204      404           -
------------------------------------------------------------------------------------------------------------------------------
Net increase(decrease) in net
  assets available for plan
  participants                   80,845    140,797   148,722   108,097    42,408      62,442       34,220    1,019     618,550
Net assets available for plan
  benefits at beginning of year 199,445    640,133   747,551   143,889   104,635      78,972       13,851    8,286   1,936,762
------------------------------------------------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year      $280,290   $780,930  $896,273  $251,986  $147,043    $141,414      $48,071   $9,305  $2,555,312
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.
Page 4

                                               Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                                  Statement Changes in Net Assets Available for Plan Benefits

                                               Year ended September 30, 1995


                                                      Large     Small
                              Guaranteed             Capital   Capital    Basic   International
                                Income    Balanced   Growth    Growth     Value      Equity      DRA Stock
                                 Fund       Fund      Fund      Fund      Fund        Fund         Fund      Loans     Total
                              ------------------------------------------------------------------------------------------------
Additions:
  Investment Income            $  8,140   $ 17,907  $ 10,420  $    145  $  2,943    $  2,641      $    43   $  726  $   42,965
  Contributions:
    Participants                 51,004     74,130   109,569    42,562    31,815      30,469        4,769        -     344,318
    Employer                     25,363     35,891    23,522    13,961    12,749      12,303        1,585        -     125,374
------------------------------------------------------------------------------------------------------------------------------
                                 76,367    110,021   133,091    56,523    44,564      42,772        6,354        -     469,692
------------------------------------------------------------------------------------------------------------------------------
                                 84,507    127,928   143,511    56,668    47,507      45,413        6,397      726     512,657

Deductions:
  Benefits paid to participants   8,625     25,098    30,119    10,860     3,439      11,104        1,180        -      90,425

Net appreciation (depreciation)
  in fair value of investments        -     93,656   136,074    22,772    14,750        (951)       3,032        -     269,333
Interfund transfers              (3,195)    24,643    14,429     7,370   (15,501)    (17,593)      (1,260)  (8,893)          -
------------------------------------------------------------------------------------------------------------------------------
Net increase(decrease) in net
  assets available for plan
  participants                   72,687    221,129   263,895    75,950    43,317      15,765        6,989   (8,167)    691,565
Net assets available for plan
  benefits at beginning of year 126,758    419,004   483,656    67,939    61,318      63,207        6,862   16,453   1,245,197
------------------------------------------------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year      $199,445   $640,133  $747,551  $143,889  $104,635    $ 78,972      $13,851   $8,286  $1,936,762
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.
Page 5

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                        Notes to Financial Statements

                              September 30, 1996



1.  SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING BASIS

The financial statements of the Date Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) are presented on the accrual basis of accounting.

INVESTMENTS

Investments held in the Plan's funds are valued at the current fair market value determined by Merrill Lynch from publicly stated price information. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all domestic full-time employees of Data Research Associates, Inc. (Company) who have one month of service and are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administrative fees for the Plan are paid by the Company.

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of pretax annual compensation which is limited by the maximum amounts allowed under IRS regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The employer matching contributions equal 100 percent of each participant's elected contribution up to $1,500 and discretionary Company profit sharing contributions. There were no discretionary employer contributions during 1995 or 1996.
Page 6


                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)



2.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings. Allocations are based on participant account balances, as defined, Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 10 percent increments in any of the following seven options:

     - Guaranteed Income Fund -- Funds are invested in the Merrill Lynch Retirement Preservation Trust. The Merrill Lynch Retirement Preservation Trust invests in U.S. treasury notes and corporate bonds.

     - Balanced Fund -- Funds are invested in common stocks, corporate bonds, and U.S. treasury notes selected by the fund manager at Rittenhouse Capital Management.

     - Large Capital Growth Fund -- Funds are invested in common stocks selected by the fund managers at Roger Engemann & Associates, Inc. Roger Engemann & Associates, Inc.'s managers select primarily U.S. common stocks with market capitalization of $2 billion to $3 billion.

     - Small Capital Growth Fund -- Funds are invested in Nicholas Applegate Core Growth Fund. The fund invests primarily in mid-sized U.S. common stocks.

     - Basic Value Fund -- Funds are invested in Fidelity Advisor Growth Opportunities Fund, which consists of growth, cyclical, and value U.S. common stocks and lower-quality high-yielding bonds.

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)



2.  DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

     - International Equity Fund -- Funds are invested in Merrill Lynch International Equity Fund, which consists of common stocks of companies located in countries other than the U.S.

     - Data Research Associates, Inc. (DRA) Stock Fund -- Funds are invested in common stock of Data Research Associates, Inc.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate determined by the administrator. Interest rates range from 5 percent to 7 percent.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or up to death, disability, or retirement, elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)



3.  INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                          September 30
                                                     1996         1995
                                                  ----------------------
   Fidelity Advisor Growth Opportunities Fund     $135,771      $ 90,760
   Merrill Lynch International Equity Fund         128,289        64,709
   Merrill Lynch Retirement Preservation Trust     244,661       175,158
   Nicholas Applegate Core Growth Fund             236,779       117,422

4.  TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present tax law. The Plan's administrator believes that the Plan continues to qualify and to operate as designed.

5.  BENEFIT PAYMENTS

The Plan made distributions totaling $10,634 in fiscal 1997 to individuals who had withdrawn from participation in the earnings and operations of the Plan as of September 30, 1996.

                            Supplemental Schedules



                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                          Assets Held for Investment

                              September 30, 1996



                                               Number
                                              of Shares
           Description                        or Units      Cost      Market
-----------------------------------------------------------------------------
Money Market Funds:
  Cash                                             718    $    718   $    718
  CMA Money Fund                                91,274      91,274     91,274
                                                          -------------------
                                                            91,992     91,992

U.S. Treasury Bills and Notes:
  Federal National Mortgage Association
    Global Bonds, interest 6.400%,
    matures May 2, 2001                         10,000       9,986      9,925
  U.S. Treasury Note, interest at 5.250%
    matures on July 31, 1998                     5,000       5,067      4,932
  U.S. Treasury Note, interest at 6.375%
    matures on August 15, 2002                  25,000      25,329     24,855
  U.S. Treasury Note, interest at 6.375%
    matures on July 15, 1999                    55,000      55,431     55,257
  U.S. Treasury Note, interest at 7.125%
    matures on October 15, 1998                 20,000      19,965     20,400
  U.S. Treasury Note, interest at 7.875%
    matures on November 15, 2004                15,000      15,075     16,141
                                                          -------------------
                                                           130,853    131,510

Corporate Bonds:
  Norwest Financial, interest at 7.875%,
    matures on February 15, 2002                10,000      10,145     10,415
  Wal-Mart Stores, Inc. Note, interest at 7.875%
    matures February 15, 2002                   20,000      20,136     20,441
  Wmx Technologies, interest at 8.25%,
    matures November 15, 1999                   20,000      20,113     20,842
                                                          -------------------
                                                            50,394     51,698

Mutual Funds:
  Fidelity Advisor Growth Opportunities Fund     3,966     115,742    135,771
  Merrill Lynch International Equity Fund       11,040     124,266    128,289
  ML RP Trust                                  244,661     244,661    244,661
  Nicholas Applegate Core Growth Fund           11,630     190,511    236,779
                                                          -------------------
                                                           675,180    745,500

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                    Assets Held for Investment (continued)

                              September 30, 1996



                                               Number
                                              of Shares
           Description                        or Units      Cost      Market
-----------------------------------------------------------------------------
Common Stocks:
  Abbott Labs                                      240       9,903     11,817
  American Express Company                         400      17,503     18,500
  American International Group Inc.                217      16,050     21,856
  AMP Incorp Pennsylvania Delaware                 240      10,028      9,298
  Automatic Data Processing                        530      17,760     23,113
  Autozone Inc. Nevada                             600      21,392     17,400
  Boston Scientific Corp.                          450      19,307     25,875
  Carnival Corp.                                   760      11,124     23,560
  Circus Circus Enterprises                        550      18,343     19,456
  Cisco Systems Inc.                               410      10,108     25,444
  Coca Cola                                        890      21,746     45,266
  Colgate Palmolive                                440      28,283     38,218
  Columbia/HCA Healthcare                          370      13,412     21,043
  CPC International Inc.                           185      13,153     13,851
  Data Research Associates, Inc.                   746      36,207     42,495
  Duracell International Inc.                      550      24,650     35,225
  Emerson Electric Co.                             105       7,043      9,458
  Federal Home Loan Mortgage                       394      18,653     38,460
  Federal National Mortgage Association          1,500      30,913     52,307
  First Data Corporation                           435      33,678     35,506
  General Electric                                 570      31,310     51,870
  General RE Corp.                                 105      15,996     14,881
  Gillette Co.                                     966      31,631     69,666
  GTE Corp.                                        343      12,573     13,203
  Hewlett Packard Co.                              875      34,432     42,654
  Home Depot Inc.                                  767      34,008     43,617
  Informix Corp.                                   700      19,490     19,512
  Intel Corp.                                      360      11,875     34,357
  Interpuplic Group of Co.                         400      18,734     18,900
  J. P. Morgan & Co. Inc.                          265      18,484     23,540
  Johnson & Johnson                                852      23,307     43,660
  McDonalds Corp.                                  687      20,746     32,533
  Medtronic Inc.                                   400      21,700     25,650
  Merck & Co. Inc.                                 520      28,356     36,584
  Microsoft                                        190      19,641     25,056
  Mobil Corp.                                      135      12,460     15,620
  Motorola                                         186       9,526      9,577
  Nationsbank Corp.                                214      12,396     18,585
  News Corp.                                       850      16,960     17,743
  Office Depot                                     900      18,379     21,037
  Oracle                                           750      19,625     31,921
  Pepsico Inc.                                   1,157      23,895     32,677

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                    Assets Held for Investment (continued)

                              September 30, 1996



                                               Number
                                              of Shares
           Description                        or Units      Cost      Market
-----------------------------------------------------------------------------
Common Stocks (continued):
  Pfizer Inc.                                      570      20,733     45,093
  Philip Morris Cos. Inc.                          170      13,046     15,257
  Proctor Gamble                                   210      13,614     20,468
  Reuters Holding                                  330       9,721     22,852
  Royal Dutch Petroleum                            117      14,712     18,261
  Schering Plough Corp.                            240      10,016     14,718
  Wal-Mark Stores, Inc.                            900      24,920     23,737
  Walt Disney Company                              750      33,427     47,427
  Wells Fargo & Co.                                100      12,436     26,002
                                                          -------------------
                                                           987,053  1,404,806

  Participant Loans, Interest
    From 5% to 7%                                            9,503      9,503
                                                        ---------------------
                                                        $1,944,777 $2,435,811
                                                        =====================



























Page 12


                                               Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                                           Transactions or Series of Transactions
                                     in Excess of 5% of the Current Value of Plan Assets

                                               Year ended September 30, 1996


                                            Purchase                                       Sales
                                  ------------------------------    ----------------------------------------------------------
                                     Purchase      Number of          Selling      Cost of      Number of       Net Gain
         Description                   Price      Transactions         Price        Asset      Transactions      (Loss)
----------------------------------------------------------------    ----------------------------------------------------------

Category (iii) -- A series of securities transactions in excess of 5% of the current value of plan assets as the beginning of the year

  CMA Money Fund                   $1,406,861         345             $1,368,023   $1,368,023     401            $    -

















Note 1:  There were no category (i), (ii), or (iv) reportable transactions during the year ended September 30, 1996.

Note 2:  Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the investment manager.




                              SIGNATURES

  The plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by undersigned hereunto duly authorized.


                                    DATA RESEARCH ASSOCIATES, INC.
                                    401(K) PROFIT SHARING PLAN

12/20/96                                    /s/ Michael J. Mellinger
_________________                   _____________________________________
Date                                Michael J. Mellinger; as sole trustee